Exhibit 5.4

[Letterhead of Protective Life Corporation]

September 2, 2004

Protective Life Insurance Company
2801 Highway 280 South
Birmingham, Alabama 35223

Re:	Protective Life Insurance Company $910,000.00 4.250% InterNotes® $20,877,000.00 Inflation Protected InterNotesSM (Opinion re: Corporate Matters and Enforceability of Funding Agreement)

Ladies and Gentlemen:

        I am Senior Associate Counsel with Protective Life Corporation and have served as in-house counsel to Protective Life Insurance Company ("PLIC") in connection with the issuance by Protective Life Secured Trust 2004-39 ("Trust 2004-39") of its secured notes referred to as InterNotes® in the aggregate principal amount of $910,000.00 (the "2004-39 Notes") to be secured by Funding Agreement No. GA-6038 ("Funding Agreement No. 1") between PLIC and Trust 2004-39, and in connection with the issuance by Protective Life Secured Trust 2004-40 ("Trust 2004-40" and, together with Trust 2004-39, the "Trusts") of its secured notes referred to as InterNotes® in the aggregate principal amount of $20,877,000.00 (the "2004-40 Notes" and, together with 2004-39 Notes, the "Notes") to be secured by Funding Agreement No. GA-6039 (together with Funding Agreement No. 1, the "Funding Agreements") between PLIC and Trust 2004-40. The Trusts were formed for the sole purpose of facilitating the issuance of the Notes. PLIC has filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, (i) a Registration Statement on Form S-3 (File No. 333-100944), on November 1, 2002, as amended by Pre-Effective Amendment No. 1 thereto filed on November 7, 2003 and Pre-Effective Amendment No. 2 thereto filed on November 12, 2003 (the "Registration Statement"); (ii) a prospectus dated December 15, 2003 relating to secured notes; (iii) a prospectus supplement dated June 9, 2004 relating to secured notes referred to as InterNotes® to be sold to retail investors (the "Prospectus Supplement"); (iv) a pricing supplement dated August 30, 2004 relating to the issuance of the 2004-39 Notes, and (v) a pricing supplement dated August 30, 2004 relating to the issuance of the 2004-40 Notes.

        In order to provide this Opinion, I and/or other attorneys in whom I have confidence have examined and are familiar with, among other things, the following:

        a.      A Certificate of Existence for PLIC issued by the Secretary of State of Tennessee and dated August 27, 2004;

        b.     A Certificate of Compliance issued by the Commissioner of Commerce and Insurance of the State of Tennessee to PLIC dated August 25, 2004 (the "Certificate of Compliance");

        c.     A copy of the 2002 Amended and Restated Charter of PLIC, certified by the Tennessee Secretary of State on July 8, 2004;

        d.      The Funding Agreements;

        e.      The fully executed Closing Instrument dated September 2, 2004 relating to the issuance of the 2004-39 Notes incorporating the Cross-Receipt, and the fully executed Closing Instrument dated September 2, 2004 relating to the issuance of the 2004-40 Notes incorporating the Cross-Receipt; and

        f.     The Selling Agent Agreement, dated August 30, 2004 relating to the issuance of the 2004-39 Notes ("Selling Agent Agreement No. 1"), and the Selling Agent Agreement, dated August 30, 2004 relating to the issuance of the 2004-40 Notes (together with the Selling Agent Agreement No. 1, the "Selling Agent Agreements"), by and among the Trust, PLIC and the agents specified therein, including the Standard Selling Agent Agreement Terms dated as of November 7, 2003, and the related Administrative Procedures.

        I have also examined such certificates and other documents and instruments, researched such questions of law, and examined such government records in Tennessee as I have reasonably considered necessary or appropriate for the purpose of delivering this Opinion. In rendering this Opinion, I have assumed the due authorization, execution and delivery of all documents by the parties thereto, other than as to the authorization, execution and delivery of the Funding Agreements by PLIC, and the conformity to authentic, original documents of all documents submitted to me as certified, conformed or photostatic copies.

        Based on the foregoing and subject to the assumptions, qualifications and exceptions set forth herein, I am of the opinion that:

        1.      PLIC was redomesticated from the State of Alabama to the State of Tennessee in 1992 and is duly incorporated, validly existing and in good standing under the laws of the State of Tennessee.

        2.      PLIC is duly licensed under the insurance laws of Tennessee.

        3.      PLIC has full corporate power and authority to execute and deliver, and to perform its obligations under, the Funding Agreements. PLIC has duly authorized, executed and delivered the Funding Agreements. If the Funding Agreements were governed by Tennessee law (rather than Delaware law, which is specified as the governing law in the Funding Agreements), the Funding Agreements would, under Tennessee law, constitute valid and legally binding obligations of PLIC, enforceable against PLIC in accordance with their terms.

        4.      To the best of my knowledge, no order, consent, permit or approval of any Tennessee court or Tennessee governmental authority having jurisdiction over PLIC is required for the execution, delivery and performance by PLIC of the Selling Agent Agreements or the Funding Agreements that has not already been obtained.

        The foregoing opinions are subject to and expressly limited by the following assumptions, qualifications and limitations, in addition to those previously set forth:

        (i)     The opinion that PLIC is duly licensed under the insurance laws of Tennessee is based solely upon the Certificate of Compliance.

        (ii)     The opinion that the Funding Agreements constitute valid, legally binding and enforceable obligations is further qualified to the extent that: (a) the agreements are subject to and may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights in general and by general principles of equity and the discretion of courts applying equitable principles regardless of whether such enforcement is considered in a proceeding in equity or at law; (b) certain rights, remedies and waivers contained in the agreement may be limited or rendered ineffective by applicable Tennessee laws or judicial decisions; however, such laws and judicial decisions do not render the agreements invalid as a whole, and there exist, in the agreements or pursuant to applicable law, legally adequate remedies to realize the principal benefits and security reasonably intended to be provided by the agreement; and (c) I express no opinion as to usury. With respect to usury, it is my understanding that the rates to be provided for in the Funding Agreements are substantially lower than Tennessee's usury limit, which, in general terms, is the prime rate plus four percentage points (4%), with a maximum of twenty-four percent (24%). A brief summary of the pertinent portions of Tennessee's general usury statutes is attached hereto as Exhibit A.

        (iii)     All references in this Opinion to facts based upon my "knowledge" refer solely to my current, actual knowledge, acquired during the course of the representation described in the introductory paragraph of this letter and to the knowledge of those attorneys in the legal department of Protective Life Corporation who have rendered advice or legal services in connection with such representation.

        (iv)     I express no opinion herein other than as to the law of the State of Tennessee.

        This Opinion is rendered as of the date hereof, and I assume no obligation to advise you of any change hereafter occurring in circumstances touching or concerning the transaction which is the subject of this Opinion, including any changes in law or fact (or the effect thereof on the opinions expressed herein) that hereafter may come to my attention.

        This Opinion is provided to you in connection with the transactions described above. I consent to reliance by Richards, Layton & Finger, P.A. upon this Opinion as to matters of Tennessee law in connection with opinions to be rendered by it on the date hereof. I consent to the filing of this Opinion as an exhibit to PLIC's Form 8-K to be filed in connection with the issuance and sale of the Notes, incorporated by reference in the Registration Statement and to the use of my name under the heading "Legal Matters" in the Prospectus Supplement. In giving such consent, I do not hereby concede that I am within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours, /s/ WILLIAM L. MCCARTY William L. McCarty

EXHIBIT A

        Tennessee Code Annotated sections ("T.C.A. §§") 47-14-101 through 15-104, define and limit interest as well as loan charges, commitment fees and brokerage commissions and sets forth penalties and procedures for addressing violations of those limits. In a complex series of provisions, the usury statutes limit contractual interest (other than on single payment loans of $1000 or less) to prime plus four percentage points, based on the weekly average prime published by the Board of Governors of the Federal Reserve. However, the date on which changes in the applicable formula rate become operative depends on whether rates are rising or falling, with increases taking effect immediately upon the Federal Reserve's publication of the rate while decreases are not operative until seven days after publication of the new effective rate in the Tennessee Administrative Register, which is published on the 15th of each month (or if a weekend or holiday, then on the preceding business day) and which bases the maximum rate on the weekly average prime rate published in the first Federal Reserve publication in the particular month. T.C.A. § 47-14-102 contains pertinent definitions in subsections (2), (5) and (6), as follows:

. . . .

(2)     "Applicable formula rate" at any given time is the greater of:

(A)     The "formula rate" in effect at such time; or

(B)     The "formula rate" last published in the Tennessee Administrative Register prior to such time, pursuant to § 47-14-105;

. . . .

(5)     "Effective rate of interest" is the simple rate of interest, i.e., the ratio between the interest payable on an obligation and the principal for a period of time, including the result of converting compound, discount, add-on, or other nominal rates of interest into simple rates of interest;

(6)     "Formula rate" means an annual rate of interest four (4) percentage points above the average prime loan rate (or the average short-term business loan rate, however denominated) for the most recent week for which such an average rate has been published by the board of governors of the Federal Reserve System, or twenty-four percent (24%) per annum, whichever is less; . . . .

        Section 47-14-103, entitled "Maximum effective rates generally" provides as follows (emphasis added):

Except as otherwise expressly provided by this chapter or by other statutes, the maximum effective rates of interest are as follows:

(1)     For all transactions in which provisions of other statutes fix a maximum effective rate of interest for particular categories of creditors, lenders, or transactions, the rate so fixed;

(2)     For all written contracts, including obligations issued by or on behalf of the state of Tennessee, any county, municipality, or district in the state, or any agency, authority, branch, bureau, commission, corporation, department, or instrumentality thereof, signed by the party to be charged, and not subject to subdivision (1), the applicable formula rate; and

(3)     For all other transactions, ten percent (10%) per annum.

        The timing of increases and deceases, as mentioned above, is dependent on T.C.A. § 47-14-105, entitled "Announcement and publication of formula rates - Reliance thereon," which provides in pertinent part as follows:

(a)     Upon the publication by the board of governors of the Federal Reserve System of the average prime loan rate, as described in § 47-14-102, the commissioner of financial institutions shall:

. . . .

(3)     Cause to be published in the Tennessee Administrative Register the formula rate as determined by the average prime loan rate first published during each calendar month.

(b)     In contracting for interest pursuant to the provisions of § 47-14-103(2), any person shall be entitled to rely upon the formula rate thus announced or published by the commissioner; provided, that a formula rate shall not be deemed to have been published until seven (7) days have elapsed following the publication date stated in the issue of the Tennessee Administrative Register containing the announcement of such formula rate.

        T.C.A. § 47-14-106(1) permits the parties to contract for a fixed rate permissible at the time the loan contract is executed, at the time the loan is made, at the time the loan is converted from a variable rate to a fixed rate or from one fixed rate to another, at the time of any renewal or extension of the loan or any combination of the foregoing. Subsection (2) of § 47-14-106 provides for a contractual variable rate equal to the greater of the rate authorized at the time of the variance or at the time of execution of the contract or the note evidencing the indebtedness:

47-14-106. Contracts for applicable formula rates of interest.

Contracts to which the applicable formula rate provided in § 47-14-103(2) applies may provide for the payment of a fixed rate of interest, a variable rate of interest or any combination of fixed and variable rates in any sequence, subject to the provisions of this section.

(1)     A contract may provide for a fixed rate of interest:

(A)     Permissible at the time the contract to make the loan is executed;

(B)     Permissible at the time the loan is made;

(C)     Permissible at the time the interest rate on the loan is converted from a variable to a fixed rate, or from one fixed rate to another fixed rate, whether such conversion is by terms of the contract or by renewal, modification, extension or otherwise;

(D)     Permissible at the time of any renewal or extension of the loan or any note evidencing the loan; or

(E)     Permissible by virtue of any combination of any of the foregoing.

(2)     A contract may provide for a rate of interest that may vary from time to time at such regular or irregular intervals as may be agreed by the parties; provided, that such variable rate shall not exceed the greater of:

(A)     That authorized by statute at the agreed time of each variance; or

(B)     That authorized at the time of execution of the contract or note evidencing the indebtedness upon which such variable rate is or is to be charged;

(3)     The parties may agree to a minimum fixed rate of interest to be applicable to a rate which is or may become otherwise variable; provided, that such agreed minimum fixed rate of interest does not exceed the rate permitted at the time the contract to make the loan is executed, or at the time the note is executed, or at the time of any renewal or extension thereof, whichever is greater.